245 Summer Street

Fidelity® Investments

Boston, MA 02210

March 16, 2017

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Aberdeen Street Trust (the trust): File Nos. 033-43529 and 811-06440

Fidelity Freedom Index 2005 Fund

Fidelity Freedom Index 2010 Fund

Fidelity Freedom Index 2015 Fund

Fidelity Freedom Index 2020 Fund

Fidelity Freedom Index 2025 Fund

Fidelity Freedom Index 2030 Fund

Fidelity Freedom Index 2035 Fund

Fidelity Freedom Index 2040 Fund

Fidelity Freedom Index 2045 Fund

Fidelity Freedom Index 2050 Fund

Fidelity Freedom Index 2055 Fund

Fidelity Freedom Index 2060 Fund

Fidelity Freedom Index Income Fund

(the fund(s))

Post-Effective Amendment No. 89

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 89 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectuses and Statements of Additional Information for the fund(s) referenced above. Pursuant to Rule 472 under the 33 Act, each fund’s Prospectuses and SAIs, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No. 78.

Principal changes and additions include: changes to the share class name, changes to expand eligibility of classes, and changes to the transfer agent fees.

This filing also serves to make other non-material changes.

Pursuant to Rule 485(a), the trust elects an effective date of May 30, 2017.  We request your comments by April 17, 2017.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group